UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Form 6-K
REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934
Report on Form 6-K for March, 2020
Commission File Number 1-31615
Sasol Limited
50 Katherine Street
Sandton 2196
South Africa
(Name and address of registrant’s principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of
Form 20-F or Form 40-F.
Form 20-F __X__ Form 40-F _____
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by
Regulation S-T Rule 101(b)(1):
Yes _____ No __X__
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by
Regulation S-T Rule 101(b)(7):
Yes _____ No __X__
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities
Exchange Act of 1934.
Yes _____ No __X__

Enclosures: SASOL LIMITED | GRANT OF CONDITIONAL SHARE AWARDS TO
DIRECTORS AND PRESCRIBED OFFICERS OF SASOL, AND DIRECTORS OF
MAJOR SUBSIDIARIES OF SASOL

Sasol Limited
(Incorporated in the Republic of South Africa)
(Registration number 1979/003231/06)
Sasol Ordinary Share codes:
JSE: SOL NYSE: SSL Sasol
Ordinary ISIN codes: ZAE000006896 US8038663006
Sasol BEE Ordinary Share code:         JSE: SOLBE1
Sasol BEE Ordinary ISIN code:          ZAE000151817
(“Sasol” or “Company”)
GRANT OF CONDITIONAL SHARE AWARDS TO DIRECTORS AND PRESCRIBED
OFFICERS OF SASOL, AND DIRECTORS OF MAJOR SUBSIDIARIES OF SASOL
In order for Sasol to remain competitive in the market and to keep senior management and eligible specialists retained, focused, engaged and motivated, Conditional Share Awards are made annually and forms an important component of the reward mix offered in terms of the remuneration policy. Shareholder approval of the Sasol Long-Term Incentive Plan (“the Plan”
and/or “LTI”, as appropriate) was obtained at the 2016 Annual General Meeting.

The Conditional Share Awards have a split vesting period of 50% after three years with the balance after five years and will only vest to the extent that the Corporate Performance Targets
(detailed below), as approved by the Remuneration Committee, have been achieved after the performance period of three years. The full award is subject to the achievement of these targets.

The standard timing for the annual Conditional Share Awards is to be made to eligible participants at the beginning of the new financial year. However, due to the extended closed period at the end of the 2019 financial year, the Board agreed to postpone these awards to later in the 2020 financial year. No compensation is offered to members of the GEC in respect of the delayed award date and the standard vesting periods of three and five years respectively, will apply. To align with this timing, the on-appointment Conditional Share Awards made to F R Grobler and B V Griffith on their appointment as President and Chief Executive
Officer and Executive Vice President: Chemicals Business respectively, as well as the recent appointment of H C Brand, Executive Vice President: Sustainability and Technology, all subject to the same performance and vesting conditions as the annual LTI awards, have now been made.

In compliance with paragraphs 3.63 to 3.66 of the JSE Listings Requirements, Sasol hereby announces that directors of Sasol, prescribed officers and directors of major subsidiaries of
Sasol, have been granted Conditional Share Awards in terms of the Plan.

The Board, or the Sasol Remuneration Committee, as appropriate, approved the Conditional
Share Awards made on 4 March 2020. In terms of the rules of the Plan, the participants have to decline such an award within ten business days after the award date, failing which the award will be deemed to have been accepted.
The rules of the LTI Plan are available on the Sasol website www.sasol.com.
Award date:
4 March 2020
Deemed acceptance date:
14 March 2020
Vesting periods:
50% after 3 years and the balance after 5 years to the extent that the corporate performance targets have been achieved
Class of securities:
Sasol ordinary shares
Nature of transaction:
Annual supplementary LTI Award (off-market)
Price per share*
R192,83
Nature and extent of interest:
Direct beneficial

Surname and
initials
Designation
Company
Number
of shares
Total value
of the
transaction**
(ZAR)
Victor, P Director Sasol Limited
Sasol (USA) Corporation
Sasol Oil (Pty) Ltd
63 497 12 244 126,51
Kahla, V D Director
Sasol Limited
Sasol South Africa Limited
Sasol (USA) Corporation
Sasol Oil (Pty) Ltd
43 628 8 412 787,24
Mokoena, C K
Director

Prescribed Officer
Sasol South Africa Limited
Sasol Oil (Pty) Ltd
Sasol Limited
32 424 6 252 319,92
Klingenberg, B E Director
Prescribed Officer
Sasol Oil (Pty) Ltd
Sasol Limited
46 010 8 872 108,30
Radebe, M Director
Prescribed Officer
Sasol Oil (Pty) Ltd
Sasol Limited
31 953 6 161 496,99
Brand, H C Prescribed Officer Sasol Limited 28 025 5 404 060,75
Award date:
4 March 2020
Deemed acceptance date:
14 March 2020
Vesting periods:
50% after 3 years and the balance after 5 years to the extent that the corporate performance targets have been achieved
Class of securities:
Sasol ordinary shares
Nature of transaction:
On-appointment LTI Award (off-market)
Price per share*
R192,83
Nature and extent of interest:
Direct beneficial
Surname and
initials
Designation
Company
Number of
shares
Total value
of the
transaction**
(ZAR)
Grobler, F R Director Sasol Limited 99 569 19 199 890,27
Brand, H C Prescribed Officer Sasol Limited 22 644 4 366 442,52
Award date:
4 March 2020
Deemed acceptance date:
14 March 2020
Vesting periods:
50% after 3 years and the balance after 5 years
Class of securities:
Sasol American Depository Receipts (ADRs)
Nature of transaction:
Annual supplementary LTI Award (off-market)
Price per share*
US$12,07
Nature and extent of interest:
Direct beneficial
Surname
and initials
Designation
Company
Number of
shares
Total value
of the
transaction**
(US$)
Harris, J R Prescribed Officer Sasol Limited 44 302 534 725,14
Award date:
4 March 2020
Deemed acceptance date:
14 March 2020
Vesting periods:
50% after 3 years and the balance after 5 years
Class of securities:
Sasol American Depository Receipts (ADRs)
Nature of transaction:
On-appointment LTI Award (off-market)
Price per share*
US$12,07
Nature and extent of interest:
Direct beneficial

Surname
and initials
Designation
Company
Number
of shares
Total value
of the
transaction**
(US$)
Griffith, B V Prescribed Officer Sasol Limited 24 230 292 456,10
The necessary clearance to deal has been obtained for all the transactions set out above in terms of paragraph 3.66 of the JSE Listings Requirements.
*Strike price per share is nil. The Price per share indicated is the closing price of the Sasol ordinary share / ADR on 3 March 2020, the day before the grant was made (R192,83 in the case of Sasol ordinary shares and US$12,07 in the case of ADRs) which was used to calculate the number of shares / ADRs.
**The total transaction value is the Price per share multiplied by the number of Sasol ordinary shares / ADRs awarded.
FY20 Corporate Performance Targets

The Board annually considers the Corporate Performance Targets to ensure they reflect a balanced outcome for both the participants and shareholders and serve as motivation for the participants to focus on objectives that enable the achievement of the longer-term strategic priorities. The participants listed above have 100% of their share awards subject to the achievement of these Corporate Performance Targets (CPTs), which the Board believes is a significant incentive to encourage performance. The following table sets out the targets:
MEASURE
WEIGHTING THRESHOLD
TARGET
STRETCH
Increase in total tons
produced/headcount
30%
1% compound
improvement on
baseline
2% compound
improvement on
baseline
3% compound
improvement on
baseline
Return on Invested
Capital (ROIC)
20%
Rest of Sasol: ROIC
(excl. AUC) at WACC
of 13,5% per annum
Rest of Sasol: ROIC
(excl. AUC) at WACC
+1% = 14,5% per
annum
Rest of Sasol: ROIC
(excl. AUC) at WACC
+2% = 15,5% per
annum
10%
US: ROIC (excl. AUC)
at WACC of 8,0% per
annum
US: ROIC (excl. AUC)
at US WACC + 0,5%
= 8,5% per annum
US: ROIC (excl. AUC)
at US WACC + 1,0%
= 9,0% per annum
TSR – MSCI World
Energy Index*
20%
Below the 50
th
percentile of the Index*
60
th
percentile of the
Index
75
th
percentile of the
Index
TSR – MSCI
Chemicals Index*
20%
Below the 50
th
percentile of the Index*
60
th
percentile of the
Index
75
th
percentile of the
Index

5 March 2020
Johannesburg

Sponsor: Merrill Lynch South Africa Proprietary Limited
*Threshold = 50% vesting at median performance

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant, Sasol Limited, has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: 5 March 2020
By: /s/ M M L Mokoka
Name:  M M L Mokoka
Title:    Company Secretary